BROOKFIELD RENEWABLE CORPORATION

Interim Consolidated Financial Statements and Notes as at June 30, 2020 and December 31, 2019 and for the Three and Six Months Ended June 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

{unaudited}	June 30, 2020	December 31, 2019
Assets
Cash	$100	$100
Equity
Common shares	$100	$100
The accompanying notes are an integral part of these interim consolidated condensed financial statements

Approved on behalf of Brookfield Renewable Corporation

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

{unaudited)	Total shareholders’ capital
Opening balance, as at September 9, 2019	$—
Common shares issued	100
Balance, as at December 31, 2019	$100
Balance, as at June 30, 2020	$100
The accompanying notes are an integral part of these interim consolidated condensed financial statements

Brookfield Renewable Corporation	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
1.    ORGANIZATION
Brookfield Renewable Corporation (our “company” or “BEPC”) is a Canadian corporation incorporated on September 9, 2019 under, and governed by, the laws of the British Columbia, Canada. Our company is a subsidiary of Brookfield Renewable Partners L.P. (the “partnership”, “Brookfield Renewable” or “BEP”), which we also refer to as the parent company. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning our operations through a subsidiary. The partnership indirectly contributed $100. There have been no other operations to date.
The ultimate parent of Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in the interim consolidated condensed financial statements.
Our company head office is located at 250 Vesey Street, New York, NY, United States.
The financial statements were approved by the Board of Directors of our company and authorized for issue on August 7, 2020.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with our company’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements. Separate Statements of Operating Results have not been presented as there have been no activities for our company since incorporation. Separate Statements of Cash Flows have not been presented as there have been no activities for the company for the three and six months ended June 30, 2020.
All figures are presented in U.S. dollars unless otherwise noted.
3.    SUBSEQUENT EVENTS
Special Distribution of Brookfield Renewable Corporation
On July 30, 2020, the partnership completed the “special distribution” whereby holders of BEP units as of July 27, 2020 (the “Record Date”) received one BEPC Class A subordinated voting exchangeable shares (“BEPC exchangeable share”) for every four BEP units held. Immediately prior to the special distribution, the partnership received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million BEPC exchangeable shares and (ii) the partnership received approximately 44.7 million BEPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of BEP units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of the BEPC exchangeable shares and class B shares. Holders of BEPC exchangeable shares hold an aggregate 25.0% voting interest in our company.
Prior to the completion of the special distribution on July 30, 2020, BEPC acquired certain of BEP’s subsidiaries that hold the renewable power assets in the United States, Brazil and Colombia which comprise BEPC’s initial operations (excluding a 10% interest in certain Brazilian and Colombian operations which continue to be held indirectly by BEP through its continued ownership of 10% of the common shares of BRP Bermuda Holdings I Limited).

Brookfield Renewable Corporation	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

Prior to the completion of the special distribution, and as further described in our prospectus dated June 29, 2020 and our registration statement on Form F-1/F-4, as amended, which was declared effective on June 29, 2020, the company entered into the following agreements:

i)	Credit Support
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., or BRPPE, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRPPE, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable.

ii)	Subordinated Credit Facilities
A wholly-owned subsidiary of our company entered into two credit agreements with Brookfield Renewable, one as borrower and one as lender, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility permits our company to borrow up to $1.75 billion from Brookfield Renewable and the other constitutes an operating credit facility that permits Brookfield Renewable to borrow up to $1.75 billion from our company. The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

iii)	Equity Commitment Agreement
Brookfield Renewable provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares to Brookfield Renewable, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Renewable continues to control BEPC and has the ability to elect a majority of the BEPC board of directors.
The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Pursuant to the equity commitment, Brookfield Renewable has also agreed not to declare or pay any distribution on the BEP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.

iv)	Management Services Agreement
Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to our company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though our company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for our proportionate share of the Base Management Fee (as defined below).
Pursuant to the Master Services Agreement, in exchange for the management services provided to us by the Service Provider, we pay an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

Brookfield Renewable Corporation	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

v)	BEPC Voting Agreements
Our company entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi)	Registration Rights Agreement
Our company entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which our company agreed that, upon the request of Brookfield Asset Management, our company will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEPC exchangeable shares held by Brookfield Asset Management. Our company has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield Asset Management for material misstatements or omissions in the registration statement or prospectus.
Acquisition of TerraForm Power
On July 31, 2020, following the special distribution, Brookfield Renewable Corporation completed the TerraForm Power Inc. (“TERP” or “TerraForm Power”) acquisition, pursuant to which BEP and BEPC acquired all of the public TERP shares in exchange for 37,035,241 BEPC exchangeable shares and 4,034,469 BEP units.
After giving effect to the special distribution and the TERP acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and class B shares, holds an approximate 84.7% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in our company. As at August 7, 2020, our company’s capital structure is comprised of 114,877,953 BEPC exchangeable shares, 110 class B share and 126,400,000 class C shares.
Concurrent with the closing of the TERP acquisition, Brookfield and Brookfield Renewable Partners L.P. entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TERP common stock held by BEP and its affiliates other than BEPC, including the authority to direct the election of the directors of TERP. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.

Brookfield Renewable Corporation	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020
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